Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
PURSUANT TO REGULATION 51-102

Item 1 – Name and Address of Company

Richmont Mines Inc. (the “Corporation” or “Richmont”)
161 avenue Principale
Rouyn-Noranda, Québec J9X 4P6

Item 2 - Date of Material Change

April 3, 2014.

Item 3 - News Release

A news release pertaining to the material change being the subject of the present report was issued through Marketwire on April 3, 2014. A copy of the news release is attached hereto.

Item 4 – Summary of Material Change

On April 3, 2014, Richmont announced that it had entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.0 million common shares of the Corporation, on a bought-deal basis.

Item 5 - Full Description of Material Change

The Corporation entered into an agreement with Macquarie as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.0 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$1.45 per share (the “Offering Price”) for gross proceeds of CAN$10.15 million (the “Offering”).

The syndicate of underwriters also includes BMO Capital Markets, CIBC World Markets and Desjardins Securities. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.05 million common shares from the Corporation (the “Over-Allotment Option”), exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately CAN$1.52 million. If the Over-Allotment Option is exercised in full, the total gross proceeds to Richmont will be CAN$11.67 million. Richmont plans to use the net proceeds of the Offering for general corporate purposes.

According to the terms of the Offering, the Corporation’s common shares will be issued under a short form prospectus to be filed in certain provinces of Canada, pursuant to the short-form prospectus system contemplated by National Instrument 44-101 – short form prospectus distributions.

The Offering is expected to close on or about April 23, 2014, and is subject to certain conditions, including but not limited to the receipt of all necessary approvals including those of the Toronto Stock Exchange and the New York Stock Exchange Market.

Item 6 – Reliance on Section 7.1(2) of Regulation 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

For further information, please contact Mélissa Tardif, Legal Advisor and Corporate Secretary, at 819 797-2435 ext. 228.

Item 9 - Date of Report

April 8, 2014.

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES CAN$10.15 MILLION
BOUGHT DEAL FINANCING OF COMMON SHARES

MONTREAL, Quebec, Canada, April 3, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that it has entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.0 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$1.45 per share (the “Offering Price”) for gross proceeds of CAN$10.15 million (the “Offering”). The syndicate of underwriters also includes BMO Capital Markets, CIBC World Markets and Desjardins Securities.

In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.05 million common shares from the Corporation (the “Over-Allotment Option”), exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately CAN$1.52 million. If the Over-Allotment Option is exercised in full, the total gross proceeds to Richmont will be CAN$11.67 million. Richmont plans to use the net proceeds of the Offering for general corporate purposes.

According to the terms of the Offering, the Corporation’s common shares will be issued under a short-form prospectus to be filed in certain provinces of Canada, pursuant to the short-form prospectus system contemplated by National Instrument 44-101 – short form prospectus distributions.

The Offering is expected to close on or about April 23, 2014, and is subject to certain conditions, including but not limited to the receipt of all necessary approvals including those of the Toronto Stock Exchange and the New York Stock Exchange Market.

THIS NEWS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF RICHMONT, NOR SHALL IT FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH ANY CONTRACT FOR PURCHASE OR SUBSCRIPTION. THE COMMON SHARES OF RICHMONT WILL ONLY BE OFFERED IN CERTAIN PROVINCES OF CANADA BY MEANS OF THE PROSPECTUS REFERRED TO ABOVE. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION THEREFROM.

RICHMONT MINES ANNOUNCES CAN$10.15 MILLION BOUGHT DEAL FINANCING OF COMMON SHARES
April 3, 2014

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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